UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

GREAT WOLF RESORTS, INC.

(Names of Subject Company (Issuer))

K-9 ACQUISITION, INC.

K-9 HOLDINGS, INC.

K-9 INVESTORS, L.P.

(Name of Filing Persons (Offeror))

APOLLO MANAGEMENT VII, L.P.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

391523107

(CUSIP Number of Class of Securities)

K-9 Acquisition, Inc.

K-9 Holdings, Inc.

K-9 Investors, L.P.

c/o Apollo Management VII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Adam Weinstein

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8112

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$167,146,445	$19,154.98

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 33,429,289 shares of common stock, par value $0.01 per share, at $5.00 per share. This includes (i) 31,669,564 shares of unrestricted common stock outstanding on the date hereof, (ii) 1,236,173 shares of restricted stock outstanding on the date hereof and (iii) 523,552 shares of restricted stock that, pursuant to that certain Agreement and Plan of Merger, dated as of March 12, 2012, by and among Great Wolf Resorts, Inc. (the “Company”), K-9 Acquisition, Inc. and K-9 Holdings, Inc. (the “Merger Agreement”), were converted from certain stock-denominated performance awards upon the signing of the Merger Agreement. The holders of such shares of restricted stock (including those converted from performance awards) will have the right to tender such shares in the offer. The number of shares of common stock assumed for purchase does not include shares of common stock issuable (i) pursuant to outstanding options to purchase common stock with an exercise price per share in excess of the price offered in the offer or (ii) pursuant to certain company stock awards that will expire without consideration if the shares are accepted for payment in the offer.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,154.98	Filing Party:	K-9 Acquisition, Inc., K-9 Holdings, Inc., K-9 Investors L.P. and Apollo Management VII, L.P.
Form or Registration No.:	Schedule TO-T	Date Filed:	March 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 13, 2012, as amended and supplemented by Amendment No. 1 filed on March 21, 2012 (as so amended and supplemented, the “Schedule TO”) by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”), K-9 Holdings Inc., a Delaware corporation, K-9 Investors, L.P., a Delaware limited partnership, and Apollo Management VII, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Great Wolf Resorts, Inc., at a purchase price of $5.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated March 13, 2012 (the “Offer to Purchase”), and the related letters of transmittal, as they may be amended or supplemented from time to time. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Regulation M-A Item 1001

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

“On April 5, 2012, Parent, the Offeror and the Company entered into a letter agreement (the “Extension Letter Agreement”) pursuant to which they agreed to permit the Offeror to extend the Offer for a period of 10 business days, without prejudicing the rights of Parent or the Offeror with respect to the extensions permitted or required by Section 1.1(b) of the Merger Agreement, and described in the Summary Term Sheet, The Tender Offer – Section 1 (“Terms of the Offer”) and The Tender Offer – Section 11 (“The Merger Agreement and Other Agreements”).

The Offeror is extending the expiration of the Offer until 9:00 a.m., New York City time, on April 20, 2012, unless further extended or earlier terminated. The Offer, which was previously scheduled to expire at 9:00 a.m., New York City time, on April 10, 2012, was extended in accordance with the Extension Letter Agreement. The Depositary has informed the Offeror that, as of 5:00 p.m. on Wednesday, April 4, 2012, 1,390,192 Shares have been validly tendered and not validly withdrawn.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(I).”

ITEM 2:	SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002(a) – (c)

(c) Trading Market and Price. The information incorporated into Item 2 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 6 (“Price Range of Shares; Dividends”) is amended and supplemented as follows:

“The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock on the NASDAQ Global Market. Prior to any Triggering Event, the Rights will trade together with the Common Stock.

	Common Stock
	High	Low
Fiscal Year 2012
First quarter	$5.74	$2.85
Second quarter (through April 4, 2012)	$5.75	$5.59	”

ITEM 4.	TERMS OF THE TRANSACTION.

Regulation M-A Item 1004(a)

Item 4 of the Schedule TO is hereby amended and supplemented as set forth in Item 1 above.

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 9 (“Source and Amount of Funds”) is amended and supplemented as follows:

A new heading “Consent Solicitation” is hereby added and the following text added thereunder:

“The issuers of the First Mortgage Notes have previously solicited the consent of holders of the First Mortgage Notes to waive the obligation to make a “Change of Control Offer” under the Indenture pursuant to the Consent Solicitation, and have amended the terms of the Consent Solicitation pursuant to the Supplement to the Consent Solicitation, dated April 2, 2012 (the “Consent Supplement”) (and a related press release dated April 2, 2012) to exclude from the definition of “Change of Control” under the Indenture (i) the Offer, the Merger and the transactions contemplated thereby and (ii) thereafter, any direct or indirect changes to the internal organization or management structure of Apollo Global Management LLC, Apollo Management Holdings, GP, LLC or their related investments funds, alternative investment vehicles and managers. The Consent Supplement also clarifies that the issuers of the First Mortgage Notes are no longer seeking to add the definition of “Permitted Holders” to the Indenture, which would have excluded certain holders, including affiliates of Apollo Global Management LLC, from the definition of “Change of Control” under the Indenture. The Consent Supplement does not modify the proposed Covenant Amendments, and the issuers of the First Mortgage Notes are still seeking consents thereto. The issuers of the First Mortgage Notes have also extended the expiration time for the Consent Solicitation to 5:00 p.m., New York City time, on Thursday, April 5, 2012.

A new heading “Holding Partnership COC Offer” is hereby added and the following text added thereunder:

“The Holding Partnership is extending the Holding Partnership COC Offer until 9:00 a.m., New York City time, on April 20, 2012, unless further extended or earlier terminated, so that the Holding Partnership COC Offer will expire simultaneously with the Offer. The Holding Partnership COC Offer was previously scheduled to expire at 9:00 a.m., New York City time, on April 13, 2012. The tender agent under the Holding Partnership COC Offer has informed the Holding Partnership that, as of 5:00 p.m. on Wednesday, April 4, 2012, no First Mortgage Notes have been properly tendered in the Holding Partnership COC Offer.

The press release announcing the extension of the Holding Partnership COC Offer is attached hereto as Exhibit (a)(1)(I).”

The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 11 (“The Merger Agreement and Other Agreements”) is amended and supplemented as follows:

A new heading “Extension Letter Agreement” is hereby added and the following text added thereunder:

“The following is a summary of the material provisions of the Letter Agreement, dated as of April 5, 2012, a copy of which has been filed as an exhibit to Amendment No. 2 to the Schedule TO, which was filed with the SEC on April 5, 2012. This summary is qualified in its entirety by reference to such agreement, which is incorporated herein by reference. On April 5, 2012, Parent, the Offeror and the Company entered into a letter agreement, pursuant to which they agreed to permit the Offeror to extend the Offer for a period of 10 business days, without prejudicing the rights and obligations of Parent or the Offeror with the respect to the extensions permitted or required by Section 1.1(b) of the Merger Agreement, and described in the Summary Term Sheet, Section 1 – “Terms of the Offer” – and Section 11 “The Merger Agreement and Other Agreements” of the Offer to Purchase.”

ITEM 5:	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A Item 1005(a) and (b)

(b) Significant Corporate Events. Item 5 of the Schedule TO is hereby amended and supplemented as set forth in Item 4 above with respect to the information set forth in the Offer to Purchase under the caption The Tender Offer – Section 11 (“The Merger Agreement and Other Agreements”).

ITEM 12.	EXHIBITS.

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(1)(I) Joint Press Release issued by K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc., dated April 5, 2012.

(d)(4) Extension Letter Agreement, dated April 5, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012

K-9 Acquisition, Inc.

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

K-9 Holdings, Inc.

By:	/s/ Aaron Stone
Name:	Aaron Stone
Title:	President

Apollo Management VII, L.P.

By:	AIF VII Management, LLC,
its General Partner

	By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President

K-9 Investors, L.P.

By:	Apollo Advisors VII, L.P.
its General Partner

By:	Apollo Capital Management VII,
LLC, its General Partner

	By:	/s/ Aaron Stone
	Name:	Aaron Stone
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 13, 2012.*

(a)(1)(B)	Letter of Transmittal for Shares.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter of Transmittal for Restricted Shares.*

(a)(1)(E)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)	Joint Press Release issued by Parent, the Offeror and the Company on March 13, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(a)(1)(H)	Summary Advertisement as published in the Wall Street Journal and dated March 13, 2012.*

(a)(1)(I)	Joint Press Release issued by Parent, the Offeror and the Company on April 5, 2012.

(b)(1)	Commitment and Engagement Letter, dated as of March 12, 2012, from Morgan Stanley Senior Funding, Inc., UBS Securities LLC and UBS Loan Finance LLC to K-9 Acquisition, Inc. and K-9 Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Great Wolf Resorts, Inc. on March 13, 2012).*

(d)(2)	Limited Guaranty, dated as of March 12, 2012, delivered by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. in favor of Great Wolf Resorts, Inc.*

(d)(3)	Equity Commitment Letter, dated as of March 12, 2012, by Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P. and Apollo Investment Fund (PB) VII, L.P. to K-9 Holdings, Inc.*

(d)(4)	Extension Letter Agreement, dated April 5, 2012, by and among K-9 Acquisition, Inc., K-9 Holdings, Inc. and Great Wolf Resorts, Inc.

(g)	None.

(h)	None.

*	Previously filed